_____________________________________________________________

Financial Statements (Unaudited)

Nine Months Ended as at September 30, 2006

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited)

	September 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$539,320	$1,789,857
Cash Held in Trust	-	668,281
Short-term investments	69,500	37,000
Accounts receivable	3,506,977	2,954,785
Inventories	4,501,238	3,973,806
Prepaid expenses and other	488,222	369,789
	9,105,257	9,793,518
Property and equipment	1,357,941	713,500
Deferred finance costs	6,556	17,054
	$10,469,754	$10,524,072
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$3,640,159	$2,641,129
Accrued liabilities	1,523,755	1,870,211
Deferred revenue	183,535	398,337
Convertible debt (note 3)	2,775,582	-
Current liabilities from discontinued operations	52,112	52,112
	8,175,143	4,961,789
Obligations and Contigent Liabilities (note 10)
Long-term debt (note 3)	-	2,007,942
Shareholders' equity:
Share capital (note 4)	43,845,701	41,415,794
Contributed surplus ( note 4)	2,524,697	1,771,473
Equity component of convertible debt (note 3)	2,628,279	2,190,779
Deficit	(46,704,066)	(41,823,705)
	2,294,611	3,554,341
	$10,469,754	$10,524,072

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in Canadian Dollars)

Three months ended			Nine months ended
September 30,			September 30,
	2006	2005	2006	2005
Sales	$3,149,138	$4,720,502	$9,832,414	$13,394,864
Cost of sales	2,416,899	2,110,656	6,211,689	6,727,521
	732,239	2,609,846	3,620,725	6,667,343
Expenses:
Selling, general and administrative	2,011,082	2,759,754	6,233,094	7,263,698
Product development	502,289	735,139	1,562,770	1,649,580
Amortization	145,582	180,640	429,837	514,429
	2,658,953	3,675,533	8,225,701	9,427,707
Loss from continuing
operations before other
expenses	(1,926,714)	(1,065,687)	(4,604,976)	(2,760,364)
Other expenses (note 5)	103,321	311,530	273,541	1,043,309
Loss from continuing
operations before income taxes
	(2,030,035)	(1,377,217)	(4,878,517)	(3,803,673)
Income tax expense	22	(46)	1,844	1,833
Loss from continuing operation	(2,030,057)	(1,377,171)	(4,880,361)	(3,805,506)
Loss from discontinued
operations	-	-	-	(512)
Net loss	(2,030,057)	(1,377,171)	(4,880,361)	(3,806,018)
Deficit, beginning of period	(44,674,009)	(38,363,253)	(41,823,705)	(35,934,407)
Deficit, end of period	$(46,704,066)	$(39,740,425)	$(46,704,066)	$(39,740,425)
Net loss per common share -
basic and diluted (note 5)
Continuing operations	$(0.04)	$(0.03)	$(0.10)	$(0.09)
Discontinued operations	$-	$-	$-	$-
Net loss	$(0.04)	$(0.03)	$(0.10)	$(0.09)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in Canadian Dollars)

	Three months ended September		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Loss from continuing operations	$(2,030,057)	$(1,377,171)	$(4,880,361)	$(3,805,506)
Items not involving cash:
Amortization	145,582	180,640	429,837	514,429
Modification of Conversion price of
the Convertible debt	-	-	-	374,818
Interest accreted on long-term
debt and deferred finance cost
amortization	64,121	(3,940)	176,655	210,966
Foreign exchange loss (gain)	(12,893)	23,667	(204,134)	34,594
Stock-based compensation	30,751	84,511	97,260	793,797
Changes in non-cash working
capital (note 6)	1,293,616	1,543,806	(637,297)	(637,679)
Cash used in continuing	(508,880)	451,513	(5,018,040)	(2,514,581)
Recovery from discontinued
operations	-	-	-	(512)
Changes in non-cash working
capital	-	-	-	464
	(508,880)	451,513	(5,018,040)	(2,514,629)
Investments:
Net purchase of equipment	(618,749)	(63,061)	(1,074,278)	(267,486)
Sale (purchase) of short-term
investments	-	-	-	35,000
	(618,749)	(63,061)	(1,074,278)	(232,486)
Financing:
Proceeds on convertible debt (note 3)	1,117,693	-	1,117,693	-
Proceeds on exercise of warrants	-	-	-	473,488
Proceeds on exercise of stock options	-	-	132,062	-
Proceeds from private placement	-	-	3,622,091	-
	1,117,693	-	4,871,846	473,488
Effect of change in foreign currency
exchange rates on cash	665	(139,823)	(30,065)	(115,687)
Increase (decrease) in cash and
cash equivalents	(9,271)	248,629	(1,250,537)	(2,389,314)
Cash and cash equivalents,
beginning of period	548,591	2,340,267	1,789,857	4,978,210
Cash and cash equivalents,
end of period	$539,320	$2,588,896	$539,320	$2,588,896

Supplemental cash flow and other disclosures (note 7).
See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

1.  Organization and going concern uncertainty

The Company is incorporated under the law of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $46,704,066 as at September 30, 2006. Consequently, there is substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity financings.  In March 2006, the Company received net proceeds of $2,953,810 in connection with the issuance of equity financing and received $132,063 on the exercise of outstanding options.  In September 2006, the Company received US$1,000,000 (Cdn$1,117,693) through a private placement of Series “A” Convertible Debentures which are subject to Toronto Stock Exchange (the “TSX”) approval. Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There is no assurance that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent audited annual financial statements. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2005. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the restated audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2005 Annual Report.

The results for the three months ended September 30, 2006 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3.  Convertible Debt

       On September 26, 2006, the Company received a US$1,000,000 (Cdn$1,117,693) bridge loan in form of Series “A” Convertible Debentures, which is set forth in the proposed Series “A” Convertible Debenture Agreement (the “Proposed Convertible Debenture Agreement”) and subject to Toronto Stock Exchange’s approval.   The proposed convertible debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%, is secured and expires on January 24, 2007. Interest is payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures are converted, whichever is earlier.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

The debentures are convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of US$0.40 per share. Each unit is comprised of US$1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each one warrant entitles the holder to acquire one common share of the Company for a period of two years, at a price of US$0.45 per share.

Of the total debt proceeds, $437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of $680,193 was recorded against convertible debt and will be accreted to its face value over the term to maturity through charges to non-cash interest expense.

Convertible debt:	2006	2005
Face value of US$1,000,000 convertible debenture	1,117,693	─
Less unamortized discount from conversion option	437,500	─
Carrying value, September 30, 2006	680,193	─

Face value of US$2,000,000 convertible debenture, expiring March 28, 2007	2,235,437	2,326,052
Less unamortized discount from conversion option	140,048	318,110
Carrying value, September 30, 2006	2,095,389	2,007,942

Total carrying value, September 30, 2006	2,775,582	2,007,942

4. Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2005	42,708,082	41,415,794

Private placement, net of costs, March 6, 2006 (i)	4,086,976	2,205,892
Share purchase options exercised	267,500	132,062
Credit to share capital due to options exercised	─	91,953
Balance, September 30, 2006	47,062,558	43,845,701

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each convertible into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,953,810 were being used for working capital in connection with the commercialization, production and sale of the Norsat GLOBETrekker portable satellite system and other similar systems.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,953,810 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,205,892) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

The March Warrants agreement requires that the Company’s management to use its best efforts, in a manner consistent with the requirements of the Toronto Stock Exchange and other applicable law and regulation, to amend its exercise price to be equal to the future placement price if issued during the term of March Warrants to arm’s length investors at the exercise price less than March Warrants price.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

The continuing schedule of share purchase option is as follows:

Share purchase option outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	165,000	0.89
Exercised	(267,500)	0.49
Expired/canceled	(545,000)	1.44
Balance, September 30, 2006	1,882,650	$ 1.57

       The following table summarizes information pertaining to the Company’s share purchase options outstanding at September 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,581,150	3.79	$1.06	1,110,650	$1.04
$2.40 to $4.29	150,750	3.87	$2.95	150,750	$2.95
$4.30 to $6.19	150,750	3.87	$5.33	150,750	$5.33
$0.50 to $6.19	1,882,650	3.80	$1.55	1,412,150	$1.70

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted to during 2006 and 2005 have been reflected in the statements of operations as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Stock-based compensation recognized in operations	30,751	84,511	97,260	793,797
Total compensation credited to contributed surplus	30,751	84,511	97,260	793,797

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Risk free interest rate	4.040	3.292	3.988	3.425
Expected life	3.799	4.317	3.799	4.317
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	79.10%	87.16%	88.07%	92.77%
Expected dividends	nil	nil	nil	nil

No options were granted during the three months ended September 30, 2006. In the nine month period ended September 30, 2006, 165,000 were granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the faire value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	28-Apr-06	8-Apr-09	6-Mar-08*	Total
Exercise price	US$0.42	$1.09	US$0.75	Number of warrants outstanding
Balance, December 31, 2005	1,330,000	1,206,811	-	2,536,811
Upon issue for private placement (note 4 (b))	-	-	3,065,232	3,065,232
Upon expiration	(1,330,000)	-	-	(1,330,000)
Balance, September 30, 2006	-	1,206,811	3,065,232	4,272,043

      * refer to note 4.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

(e)  Contributed surplus

Balance, December 31, 2005	$ 1,771,473
Change during 2006
Non-cash stock-based compensations	97,259
Credit to share capital due to options exercised	(91,953)
Allocation of proceeds from private placement to warrants	747,918
Balance, September 30, 2006	$ 2,524,697

5.   Other Expenses

Three months ended			Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Net interest - cash	$108,824	$133,206	$153,257	$216,424
Interest - non-cash	23,911	43,394	180,502	210,967
Foreign currency loss (gain)	1,139	134,930	(29,665)	241,100
Gain on disposal of capital asset	(30,553)	-	(30,553)	-
Modification of conversion price of conversion debt	-	-	-	374,818

	$103,321	$311,530	$273,541	$1,043,309

6.  Earnings Per Share

As the Company has a net loss from continuing operations in the period presented in the three and mine month periods ended September 30, 2006, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic net loss per share for the three months ended September 30, 2006 was 47,062,558  (2005 – 42,633,082).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

7.  Segmented Information

The following tables set forth information by operating segments from continuing operations for the three months and nine months ended September 30, 2006, 2005 and December 31, 2005 respectively.

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Sales	$	$	$	$
Microwave	2,468,529	2,839,163	6,697,818	6,722,270
Satellite system	680,608	1,881,339	3,134,596	6,672,594
	3,149,137	4,720,502	9,832,414	13,394,864

Profit
Microwave	695,653	1,410,852	2,620,947	2,645,360
Satellite system	36,586	1,198,994	999,778	4,021,983
	732,239	2,609,846	3,620,725	6,667,343

	Microwave	Satellite System	Consolidated
As at September 30, 2006	$	$	$
Total assets related to continuing operations	7,131,973	3,337,781	10,469,754
Property and equipment	925,026	432,915	1,357,941

As at December 31, 2005
Total assets related to continuing operations	3,050,148	7,473,924	10,524,072
Property and equipment	61,195	652,305	713,500

8. Supplemental cash flow and other disclosures

		Three months ended				Nine months ended
		September 30,				September 30,
		2006		2005		2006		2005
Changes in non-cash operating
working capital:
Accounts receivable		$(1,102,330)		$1,998,687		$(381,228)		$(1,384,709)
Inventories		841,308		(434,276)		(527,432)		17,032
Prepaid expenses and other		(48,874)		(378,254)		(118,434)		(339,843)
Accounts payable and accrued
liabilities		1,494,187		371,529		614,506		814,270
Deferred financial costs		(3,280)		-		(9,907)		-
Deferred revenue		112,605		(13,880)		(214,802)		255,571
		$1,293,616		$1,543,806		$(637,297)		$(637,679)
Supplementary information:
Interest paid		$88,427		$97,958		$179,357		$194,894
Income taxes paid	$	nil	$	nil	$	nil	$	nil

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

9. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

10. Commitments

Future minimum payments at September 30, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2006	2007	2008	2009	2010
Convertible debenture and interest payment		2,244,816			
Inventory purchase obligation	2,533,051				
Operating lease obligations	44,348	450,373	442,892	420,692	420,692
Total	2,577,399	2,695,189	442,892	420,692	420,692

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitments are inventory and material purchase of $2,533,051.  Included in 2007 is the scheduled on March 31, 2007 of the US$2,000.000 convertible note plus US$80,000 interest payment.

The Company’s former president and chief financial officer, Bill Coyne, has filed a lawsuit in British Columbia Supreme Court alleging that he was wrongfully dismissed. Mr. Coyne is suing the Company for US$290,115 in unpaid termination fees and bonuses. The allegations have not been proven and the mater is pending before the B.C. Supreme Court.

11. Subsequent Events

a)

Private Placement of Convertible Debenture

The Convertible Debentures are convertible to common shares of the Company. With the convertible debentures, the Company can issue 1,000 units with each unit consisting of US$1,000 principal amount of secured convertible debentures, convertible at a price of US$0.40 per common share and 1,250 common share purchase warrants (the “September Warrants”) with each warrant being exercisable at a price of US$0.45 for a period of 2 years.

As a consequence, the US$1,000,000 (Cdn$1,117,693) Series “A” Convertible Debentures (the “Convertible Debentures”) were formally closed on October 26, 2006.

The proceeds will be used to fund general working capital, capital expenditures and research and development activities.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Nine months ended September 30, 2006
(Unaudited - Expressed in Canadian dollars)

On November 6, 2006, the Series “A” Convertible Debentures of US$1,000,000 were converted in full to 2,500,000 Norsat common shares.

b)

March Warrants Repricing

On November 6, 2006 in connection with the terms of September Warrants set forth in the Convertible Debenture Agreement at a price of US$0.45 per common share, the Company has applied to the TSX for approval to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to US0.475 (the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006) as a consequence of an anti-dilution clause in the March Warrants Agreement. The amendment will take effect November 22, 2006, subject to receipt of the TSX final approval. All other terms of the March warrants will remain intact.

c)

Stock Purchase Options

Subsequent to September 30, 2006, as part of Convertible Debenture Agreement, 2,500,000 common shares were issued at US$0.40, 1,250,000 warrants were issued at US$0.45; in addition, 377,000 stock purchase options were granted to employees and consultants at exercise price of $0.51 per common share; 197,500 stock purchase options were cancelled.